UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2026

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

CONTENTS

Resignation of Chief Financial Officer

On February 9, 2026, IceCure Medical Ltd. (the “Company”) announced the resignation of Ronen Tsimmerman, the Chief Financial Officer of the Company. The resignation will become effective upon the appointment of a successor. Mr. Tsimmerman’s  resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Press Release

On February 9, 2026, the Company issued a press release titled “IceCure Announces Planned Departure of CFO Following Nine Years of Service and Key Milestones Achieved,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K (excluding the second and third paragraphs of the press release included as Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-258660, 333-267272 and 333-290046) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated February 9, 2026 titled “IceCure Announces Planned Departure of CFO Following Nine Years of Service and Key Milestones Achieved”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: February 9, 2026	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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